General Municipal
Money Market Fund

ANNUAL REPORT November 30, 2004



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

6 Understanding Your Fund's Expenses

6 Comparing Your Fund's Expenses
   With Those of Other Funds

7 Statement of Investments

17 Statement of Assets and Liabilities

18 Statement of Operations

19 Statement of Changes in Net Assets

20 Financial Highlights

23 Notes to Financial Statements

29 Report of Independent Registered
   Public Accounting Firm

30 Important Tax Information

31 Board Members Information

33 Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for General Municipal Money Market Fund, covering the 12-month period from December 1, 2003, through November 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Colleen Meehan.

Although the U.S. economy recently has alternated between signs of weakness and strength, the Federal Reserve Board has raised short-term interest rates four times since June 2004. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional increases may follow in 2005. As a result, tax-exempt money market yields have begun to rise from the historically low levels of the past few years.

At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2004



DISCUSSION OF FUND PERFORMANCE

Colleen Meehan, Senior Portfolio Manager

How did General Municipal Money Market Fund perform during the period?

For the 12-month period ended November 30, 2004, the fund's Class A shares produced a yield of 0.63%, Class B shares produced a yield of 0.25% and Class X shares produced a yield of 0.22%. Taking into account the effects of compounding, the fund's Class A, Class B and Class X shares also produced effective yields of 0.63%, 0.25% and 0.22%, respectively.[1]

We attribute these results to historically low interest rates over the first half of the reporting period and gradually rising interest rates over the second half of the reporting period as the Federal Reserve Board (the "Fed") began to move away from an aggressively accommodative monetary policy. In general, tax-exempt money market yields ended the reporting period at their highest levels in approximately two years.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal personal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by investing substantially all of the fund's net assets in high-quality, tax-exempt municipal money market instruments from issuers throughout the United States and its territories that provide income exempt from federal income tax. Second, we actively manage the fund's average maturity in anticipation of what we believe are supply-and-demand changes in the short-term municipal marketplace and interest-rate cycles while anticipating liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which in turn may lengthen the fund's average maturity. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

During the fall of 2003 and winter of 2004, yields of money market securities remained anchored by the 1% federal funds rate. At the time, the Fed repeatedly reaffirmed its commitment to an accommodative monetary policy by stating that it intended to be "patient" in keeping interest rates low.

The economic environment and investor sentiment shifted in early April 2004, when new data showed unexpectedly strong job growth and energy prices rose sharply. Faced with these potential inflationary pressures, investors concluded that the Fed was likely to begin raising short-term interest rates sooner than they previously had expected. Indeed, between June and November, the Fed implemented four increases, which collectively represented the first rate hikes in approximately four years, doubling the overnight federal funds rate from 1% to 2%. In anticipation of the Fed's rate increases, money market yields began to rise in the spring, especially at the longer end of the maturity spectrum.

In general, tax-exempt money markets also were influenced during the reporting period by their own supply-and-demand dynamics. Rising tax revenues enabled many states to finish their most recent fiscal years with budget surpluses, leading to a reduction in the supply of new short-term municipal securities compared to the same period one year earlier. At the same time, demand for tax-exempt money market securities remained strong from individual and institutional investors seeking capital preservation. These factors put downward pressure on tax-exempt money market yields.

Although early in the reporting period we maintained the fund's weighted average maturity in a range that was longer than industry averages, in the spring we allowed the fund's weighted average maturity to move lower when it became apparent that the Fed was likely to begin raising short-term rates. This change was designed to give us greater flexibility to capture higher yields as they became available. To achieve this position, we purchased securities with shorter maturities and increased the fund's holdings of variable-rate demand notes on which yields are reset weekly. We generally maintained this stance through the end of the reporting period.

What is the fund's current strategy?

As of November 30, demand for municipal securities with shorter maturities was high as investors remained reluctant to purchase securities with one year maturities in a rising interest-rate environment. Strong demand, coupled with a reduced supply of newly issued securities, has helped keep tax-exempt yields relatively low at the shorter end of the money market maturity spectrum and generally higher yields at the longer end. To attempt to capture higher yields, we have begun to gradually increase the fund's holdings of municipal notes with maturities in the six- to eight-month range, and the fund's weighted average maturity ended the reporting period in a position that was in line with industry averages.

December 15, 2004

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yields provided for the fund's Class B and Class X shares reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to a voluntary undertaking that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced a yield of 0.18% and an effective yield of 0.18%, and the fund's Class X shares would have produced a yield of 0.17% and an effective yield of 0.17%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Municipal Money Market Fund from June 1, 2004 to November 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2004

	Class A	Class B	Class X
Expenses paid per $1,000†	$ 3.01	$ 5.00	$ 5.15
Ending value (after expenses)	$1,003.90	$1,001.90	$1,001.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2004

	Class A	Class B	Class X
Expenses paid per $1,000†	$ 3.03	$ 5.05	$ 5.20
Ending value (after expenses)	$1,022.00	$1,020.05	$1,019.85

† *Expenses are equal to the fund's annualized expense ratio of .60% for Class A, 1.00% for Class B, and 1.03% for Class X; multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2004

Tax Exempt Investments—99.8%	Principal Amount ($)	Value ($)
Alabama—2.0%		
Columbia Industrial Development Board, PCR, Refunding VRDN (Alabama Power Company Project) 1.78%	800,000 [a]	800,000
The Industrial Development Board of the City of Fultondale IDR, VRDN (Melsur Corp. Project) 1.83% (LOC; Key Bank)	3,765,000 [a]	3,765,000
County of Jefferson, VRDN:		
GO Notes 1.68% (Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank)	3,000,000 [a]	3,000,000
Sewer Revenue, Refunding 1.69% (Insured; XL Capital Assurance and Liquidity Facility; Bank of America)	4,400,000 [a]	4,400,000
Troy Health Care Authority, Sarha Lease Revenue VRDN (Southeast Alabama Rural Health) 1.75% (LOC; Regions Bank)	2,800,000 [a]	2,800,000
Arizona—1.1%		
Maricopa County Industrial Development Authority, MFHR Refunding, VRDN (San Clemente Apartments Project) 1.72% (Liquidity Facility; FNMA)	8,200,000 [a]	8,200,000
Arkansas—.9%		
Arkansas Development Finance Authority, MFHR, VRDN (Chapelridge of Cabot Housing Project) 1.77% (LOC; Regions Bank)	6,675,000 [a]	6,675,000
California—4.5%		
California Pollution Control Financing Authority, VRDN:		
PCR, Refunding (Pacific Gas & Electric Corp.) 1.67% (LOC; Bank One)	5,000,000 [a]	5,000,000
SWDR (Norcal Waste System Inc. Project) 1.77% (LOC; Comerica Bank)	10,165,000 [a]	10,165,000
FHLMC Multifamily VRDN Certificates Housing Revenue, VRDN 1.82% (Insured; FHLMC and Liquidity Facility; FHLMC)	18,394,709 [a]	18,394,709
Colorado—6.3%		
Colorado Educational and Cultural Facilities Authority Revenue, VRDN (Vail Mountain School Project) 1.75% (LOC; Key Bank)	5,000,000 [a]	5,000,000
City of Colorado Springs, College and University Revenue, VRDN (The Colorado College Project) 1.70%	6,145,000 [a]	6,145,000
City and County of Denver, Airport Revenue, VRDN:		
1.74% (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	5,000,000 [a]	5,000,000
Refunding 1.80% (Insured; MBIA and Liquidity Facility; Bank One)	10,000,000 [a]	10,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Colorado (continued)		
Lafayette Exemplatory Improvement District Special Assessment Revenue, Refunding, VRDN 1.70% (LOC; U.S. Bank NA)	3,250,000 a	3,250,000
Lakewood Housing Authority, MFHR, VRDN (Ridgemoor Apartments Project) 1.72% (Insured; FNMA)	7,750,000 a	7,750,000
Southern Ute Indian Tribe of Southern Ute Indian Reservation, Industrial Revenue, VRDN 1.78%	10,000,000 a	10,000,000
District of Columbia–2.7%		
District of Columbia Water and Sewer Authority Public Utility Revenue, VRDN, Merlots Program 1.74% (Insured; FSA and LOC; Wachovia Bank)	5,410,000 a	5,410,000
Metropolitan Washington Airport Authority Transportation Revenue, CP 1.95%, 12/14/2004 (Liquidity Facility; WestLB AG)	15,000,000	15,000,000
Florida–1.7%		
Bay County Housing Finance Authority, SFMR, VRDN Merlots Program 1.79% (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	5,355,000 a	5,355,000
Cape Coral, Revenue, CP 1.40%, 1/13/2005 (LOC; Bank of America)	7,500,000	7,500,000
Georgia–4.9%		
City of Atlanta, Airport Revenue, Refunding 4.50%, 1/1/2005 (Insured; MBIA)	3,275,000	3,283,560
Cobb County Housing Authority, MFHR, VRDN (Woodsong Apartments Project) 1.72% (Insured; FNMA)	5,970,000 a	5,970,000
Columbia County Development Authority, Private Schools Revenue, VRDN (Augusta Preparatory Project) 1.73% (LOC; Wachovia Bank)	3,500,000 a	3,500,000
Gwinnett County School District, GO Notes, TAN Construction Sales Tax Notes 1.75%, 12/30/2004	14,000,000	14,004,378
Jefferson Development Authority, IDR, VRDN (Ringwood Containers Project) 1.74% (LOC; Bank of America)	1,600,000 a	1,600,000
Savannah Economic Development Authority Industrial Revenue, VRDN (Home Depot Project) 1.74% (LOC; SunTrust Bank)	5,000,000 a	5,000,000
Savannah Housing Authority, MFHR, VRDN (Bradley Pointe Apartments Project) 1.75% (LOC; Key Bank)	3,500,000 a	3,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Illinois−7.0%		
Channahon, Revenue, VRDN (Morris Hospital) 1.68% (LOC; U.S. Bank NA)	3,330,000 a	3,330,000
Chicago O'Hare International Airport, Special Facility Revenue, VRDN (O'Hare Technical Center II Project) 1.75% (LOC; ABN-AMRO)	8,000,000 a	8,000,000
Cook County, GO Notes, VRDN Merlots Program 1.74% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3,585,000 a	3,585,000
Illinois Development Finance Authority, IDR, VRDN (Durex Industries Project) 1.75% (LOC; ABN-AMRO)	4,200,000 a	4,200,000
Illinois Health Facilities Authority, Revenues (Evanston Hospital Corp.):		
1.89%, 2/17/2005	5,000,000	5,000,000
1.85%, 3/10/2005	10,000,000	10,000,000
(Evanston Northwestern Corp.) 1.88%, 3/17/2005	5,000,000	5,000,000
Roaring Fork Municipal Products LLC, Revenue, VRDN:		
1.82% (Insured; FSA and Liquidity Facility; The Bank of New York)	10,370,000 a	10,370,000
1.82% (Liquidity Facility; The Bank of New York and LOC: FHLMC, FNMA and GNMA)	3,610,000 a	3,610,000
Indiana−1.5%		
Indiana Development Finance Authority, Industrial Revenue, CP (Eiteljorg Museum) 1.80%, 12/8/2004 (LOC; Bank One)	5,150,000	5,150,000
Indiana Housing Finance Authority, SFMR, VRDN Merlots Program 1.79% (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	1,380,000 a	1,380,000
Indianapolis Local Public Improvement Bond Bank, Revenue 2%, 1/6/2005	5,000,000	5,003,281
Iowa−2.0%		
State of Iowa, TRAN 3%, 6/30/2005	8,000,000	8,053,755
Louisa County, PCR, Refunding, VRDN (Midwest Power System Inc. Project) 1.73%	7,000,000 a	7,000,000
Kansas−1.5%		
Kansas Development Finance Authority, MFHR Refunding, VRDN (Chesapeake Apartments Project) 1.69% (LOC; FHLB)	5,000,000 a	5,000,000
Mission, MFHR, Refunding, VRDN (The Falls Apartments Project) 1.78% (Insured; FNMA)	6,000,000 a	6,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Kentucky−8.2%		
City of Fort Mitchell, Kentucky League of Cities Funding Trust, LR, VRDN, Trust Lease Program 1.69% (LOC; U.S. Bank NA)	9,600,000 [a]	9,600,000
Kenton County Airport Board, Special Facilities Revenue VRDN (Airis Cincinnati LLC) 1.75% (LOC; Deutsche Postbank)	38,000,000 [a]	38,000,000
Kentucky Asset Liability Commission, General Fund Revenue, TRAN 3%, 6/29/2005	5,000,000	5,030,273
Lincoln County, Residential Mortgage Revenue, VRDN 1.80% (GIC; Bayerische Landesbank)	9,000,000 [a]	9,000,000
Maine−.7%		
Maine Housing Authority, General Housing Revenue VRDN 1.77% (GIC; Trinity Plus Funding Co. and Liquidity Facility; Merrill Lynch)	4,950,000 [a]	4,950,000
Maryland−1.6%		
Frederick County, Revenue, VRDN (Homewood Inc. Facility) 1.77% (LOC; M&T Bank)	5,125,000 [a]	5,125,000
Maryland Economic Development Corporation, Revenue VRDN (CWI Limited Partnership Facility) 1.92% (LOC; M&T Bank)	3,405,000 [a]	3,405,000
Maryland Industrial Development Financing Authority EDR, VRDN (Mercy High School Facility) 1.77% (LOC; M&T Bank)	3,800,000 [a]	3,800,000
Massachusetts−4.1%		
Gateway Regional School District, GO Notes BAN 3%, 2/10/2005	5,500,000	5,514,259
Gill-Montague Regional School District, GO Notes BAN 3%, 7/29/2005	5,000,000	5,040,636
Koch Certificates of Trust, Revenue, VRDN 1.82% (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.)	2,102,349 [a]	2,102,349
Massachusetts Development Finance Agency College and University Revenue, VRDN (Wentworth Institute of Technology) 1.75% (Insured; Radian Bank and Liquidity Facility; Bank of America)	11,600,000 [a]	11,600,000
New Bedford, GO Notes, BAN 2.50%, 2/25/2005	7,000,000	7,016,196

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Michigan—7.6%		
State of Michigan, GO Notes 3.50%, 9/30/2005	10,000,000	10,122,464
Michigan Hospital Finance Authority, Revenues, VRDN Healthcare Equipment Loan Program:		
1.68% (LOC; ABN-AMRO)	25,700,000 [a]	25,700,000
1.68% (LOC; Fifth Third Bank)	17,500,000 [a]	17,500,000
Michigan Strategic Fund, LOR, VRDN (D&R Paint Co. Project) 1.76% (LOC; Fifth Third Bank)	3,913,000 [a]	3,913,000
Minnesota—.4%		
Saint Paul Housing and Redevelopment Authority, MFHR Refunding, VRDN (Hampden Square Apartments) 1.81% (LOC; FNMA)	2,840,000 [a]	2,840,000
Mississippi—1.3%		
Medical Center Educational Building Corporation Revenue, VRDN (Pediatric & Research Facilities Project) 1.67% (Insured; AMBAC and Liquidity Facility; Bank One)	6,000,000 [a]	6,000,000
Mississippi Business Finance Corporation, IDR, VRDN (Bruce Furniture Industries Project) 1.80% (LOC; Wachovia Bank)	3,500,000 [a]	3,500,000
Missouri—.7%		
Kansas City Industrial Development Authority, Revenue VRDN (Alphapointe Associates for the Blind) 1.75% (LOC; U.S. Bank NA)	5,500,000 [a]	5,500,000
Nevada—2.4%		
Clark County, IDR, VRDN (Southwest Gas Corp. Project) 1.73% (LOC; Bank of America)	6,000,000 [a]	6,000,000
Las Vegas Valley, Revenue, CP 1.68%, 1/13/2005 (LOC: Banque Nationale de Paris and Lloyds TSB Bank)	5,200,000	5,200,000
Nevada Housing Division, Multiple-Unit Housing Revenue, VRDN (Silverado Ranch) 1.72% (Insured; FNMA)	6,710,000 [a]	6,710,000
New Hampshire—.1%		
New Hampshire Housing Finance Authority SFHR, VRDN Merlots Program 1.79% (Liquidity Facility; Wachovia Bank)	825,000 [a]	825,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Mexico−1.3%		
New Mexico Income Housing Authority Region III, LR VRDN, Lease Purchase Program 1.73% (Liquidity Facility; Societe Generale)	10,000,000 a	10,000,000
New York−2.3%		
New York City Municipal Water Finance Authority Water and Sewer Revenue, CP 1.85%, 3/3/2005 (Liquidity Facility: Dexia Credit Locale and JPMorgan Chase Bank)	10,000,000	10,000,000
New York State Thruway Authority, Highway Tolls Revenue 2%, 4/1/2005	5,000,000	5,007,767
Port Authority of New York & New Jersey, Special Obligation Revenue, VRDN, Versatile Structure 1.66% (Liquidity Facility; Bank of Nova Scotia)	2,500,000 a	2,500,000
Ohio−1.5%		
Cleveland-Cuyahoga County Port Authority, Educational Facility Revenue, VRDN (Laurel School Project) 1.73% (LOC; Key Bank)	3,755,000 a	3,755,000
Cuyahoga Community College District Revenue, VRDN 1.68% (Insured; AMBAC and Liquidity Facility; Key Bank)	5,000,000 a	5,000,000
Grove City, Multi-Family Housing and Mortgage Revenue VRDN (Regency Arms Apartments) 1.73% (LOC; FNMA)	2,470,000 a	2,470,000
Oklahoma−1.1%		
Tulsa County Industrial Authority, Capital Improvements Revenue 2.05%, 5/16/2005 (Liquidity Facility; Bank of America)	8,150,000	8,150,000
Oregon−1.3%		
Oregon Housing & Community Services Department SFMR, Family Mortgage Program 1.25%, 1/6/2005	10,000,000	10,000,000
Pennsylvania−8.1%		
Berks County Industrial Development Authority, IDR VRDN (EJB Paving and Materials) 1.85% (LOC; Wachovia Bank)	1,000,000 a	1,000,000
East Hempfield Township Industrial Development Authority, IDR, VRDN (Mennonite Home Project) 1.78% (LOC; M&T Bank)	12,520,000 a	12,520,000
Emmaus General Authority, Revenue, VRDN 1.70% (LOC; DEPFA Bank PLC)	9,000,000 a	9,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Harrisburg Authority, Water Revenue, Refunding, VRDN 1.73% (Insured; FGIC and Liquidity Facility; FGIC)	14,650,000 [a]	14,650,000
Lancaster County Hospital Authority, Senior Living Facilities Revenue, VRDN (Quarryville Presbyterian) 1.70% (LOC; M&T Bank)	8,400,000 [a]	8,400,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenues, Refunding, VRDN (Philadelphia Protestant Home) 1.75% (LOC; Bank of America)	1,900,000 [a]	1,900,000
Reading Regional Airport Authority, Airport and Marine Revenue, VRDN 1.68% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	4,095,000 [a]	4,095,000
West Cornwall Township Municipal Authority GO Notes, Refunding, VRDN (Bethlehem School District Project) 1.71% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	9,800,000 [a]	9,800,000
Rhode Island−.7%		
Rhode Island Industrial Facilities Corporation IDR, VRDN (Cooley Inc. Project) 1.76% (LOC; Citizens Bank of Rhode Island)	2,750,000 [a]	2,750,000
Tobacco Settlement Financing Corporation, Revenue VRDN 1.81% (Liquidity Facility; Merrill Lynch)	2,500,000 [a]	2,500,000
South Carolina−2.3%		
Dorchester County, GO Notes, TAN 3%, 4/15/2005	7,500,000	7,541,529
Town of Lexington, Water and Sewer Revenue, VRDN 1.76% (Insured; MBIA and Liquidity Facility; South Trust Bank)	4,890,000 [a]	4,890,000
South Carolina Jobs-Economic Development Authority EDR, VRDN (Virtual Image Technology) 1.73% (LOC; Royal Bank of Canada)	5,000,000 [a]	5,000,000
Tennessee−1.2%		
Blount County Public Building Authority, Revenue VRDN, Local Government Public Improvement 1.69% (Insured; AMBAC and Liquidity Facility; Regions Bank)	4,045,000 [a]	4,045,000
Oak Ridge Industrial Development Board Industrial Revenue, VRDN (Oak Ridge Universities) 1.71% (LOC; Allied Irish Bank)	4,680,000 [a]	4,680,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Texas−8.0%		
Capital Industrial Development Corporation, SWDR, VRDN (Texas Disposal System Inc. Project) 1.74% (LOC; Bank of America)	4,000,000 [a]	4,000,000
Crawford Education Facilities Corporation, Education Revenue, VRDN (Woodlands Academy Preparatory School) 1.73% (LOC; U.S. Bank NA)	4,600,000 [a]	4,600,000
Lower Colorado River Authority, Transmission Contract Revenue, Refunding (LCRA Transportation Services Corp. Project) 5%, 5/15/2005	2,750,000	2,788,507
Revenue Bond Certificate Series Trust Various States Housing Revenue, VRDN (Pebble Brooke) 1.95% (GIC; AIG Funding Inc.)	7,000,000 [a]	7,000,000
State of Texas:		
GO Notes, Refunding (College Student Loan) 1.85%, 12/1/2004 (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	11,000,000	11,000,000
Revenue, TRAN 3%, 8/31/2005	10,000,000	10,103,740
Texas Department of Housing & Commission, SFHR, CP 1.86% 12/16/2004 (LOC; Bayerische Landesbank)	10,000,000	10,000,000
Texas Department of Housing & Community Affairs, SFHR 1.95%, 8/3/2005 (GIC; CDC Funding Corp.)	5,000,000	5,000,000
Victory Street Public Facility Corporation MFHR, VRDN (Uvalde Ranch Apartments) 1.76% (LOC; Bank of America)	6,650,000 [a]	6,650,000
Utah−.7%		
Intermountain Power Agency, Electric Revenue CP 1.80%, 12/22/2004 (Liquidity Facility; JPMorgan Chase Bank)	5,000,000	5,000,000
Washington−3.4%		
Chelan County Public Utility District Number 001 Consolidated Revenue, VRDN, Merlots Program 1.79% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	6,995,000 [a]	6,995,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Washington (continued)		
Port of Seattle, Revenue, VRDN Merlots Program 1.79% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	5,555,000 [a]	5,555,000
Seattle Housing Authority, Revenue, VRDN (High Point Project Phase I) 1.73% (LOC; Bank of America)	4,300,000 [a]	4,300,000
State of Washington, GO Notes, VRDN, Merlots Program 1.74% (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank)	9,000,000 [a]	9,000,000
West Virginia−.2%		
Pendleton County, IDR, VRDN (Greer Steel Project) 1.77% (LOC; PNC Bank)	1,200,000 [a]	1,200,000
Wisconsin−.9%		
Elmbrook School District, GO Notes TRAN 2.75%, 4/15/2005	7,000,000	7,028,800
Wyoming−3.6%		
Campbell County, IDR (Two Elk Power Generation Station Project) 2.40%, 12/2/2004 (GIC; Bayerische Landesbank)	27,300,000	27,300,000
Total Investments (cost $752,319,203)	**99.8%**	**752,319,203**
Cash and Receivables (Net)	**.2%**	**1,144,955**
Net Assets	**100.0%**	**753,464,158**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
BAN	Bond Anticipation Notes	**IDR**	Industrial Development Revenue
CP	Commercial Paper	**LOC**	Letter of Credit
EDR	Economic Development Revenue	**LOR**	Limited Obligation Revenue
FGIC	Financial Guaranty Insurance Company	**LR**	Lease Revenue
FHLB	Federal Home Loan Bank	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FHLMC	Federal Home Loan Mortgage Corporation	**MFHR**	Multi-Family Housing Revenue
FNMA	Federal National Mortgage Association	**PCR**	Pollution Control Revenue
		SFHR	Single Family Housing Revenue
		SFMR	Single Family Mortgage Revenue
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
GIC	Guaranteed Investment Contract	**TAN**	Tax Anticipation Notes
GNMA	Government National Mortgage Association	**TRAN**	Tax and Revenue Anticipation Notes
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	89.7
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	6.3
Not Rated [c]		Not Rated [c]		Not Rated [c]	4.0
					100.0

[†] *Based on total investments.*
[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	752,319,203	752,319,203
Interest receivable		2,611,309
Prepaid expenses		86,473
		755,016,985
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		525,061
Cash overdraft due to Custodian		879,159
Payable for shares of Common Stock redeemed		45,000
Accrued expenses		103,607
		1,552,827
Net Assets ($)		**753,464,158**
Composition of Net Assets ($):		
Paid-in capital		753,460,856
Accumulated net realized gain (loss) on investments		3,302
Net Assets ($)		**753,464,158**

Net Asset Value Per Share

	Class A	Class B	Class X
Net Assets ($)	209,175,707	544,078,705	209,746
Shares Outstanding	209,460,259	544,074,911	209,748
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended November 30, 2004

Investment Income ($):	
Interest Income	**9,824,372**
Expenses:	
Management fee–Note 2(a)	4,002,406
Shareholder servicing costs–Note 2(c)	1,876,738
Distribution and prospectus fees–Note 2(b)	1,139,304
Registration fees	164,605
Custodian fees	71,328
Professional fees	49,577
Directors' fees and expenses–Note 2(d)	24,788
Prospectus and shareholders' reports	15,983
Miscellaneous	27,975
Total Expenses	**7,372,704**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(386,282)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(25,356)
Net Expenses	**6,961,066**
Investment Income–Net	**2,863,306**
Realized Gain (Loss) on Investments–Note 1(b) ($)	**5,505**
Net Increase in Net Assets Resulting from Operations	**2,868,811**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2004	2003
Operations ($):		
Investment income–net	2,863,306	2,987,693
Net realized gain (loss) on investments	5,505	15,616
Net unrealized appreciation (depreciation) on investments	–	(5,211)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,868,811**	**2,998,098**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,484,470)	(1,787,429)
Class B shares	(1,378,388)	(1,199,912)
Class X shares	(448)	(352)
Total Dividends	**(2,863,306)**	**(2,987,693)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	1,115,202,234	1,426,192,350
Class B shares	1,657,836,878	1,745,636,919
Dividends reinvested:		
Class A shares	1,337,066	1,711,606
Class B shares	1,376,423	1,196,076
Class X shares	448	352
Cost of shares redeemed:		
Class A shares	(1,146,568,068)	(1,497,867,374)
Class B shares	(1,699,977,633)	(1,723,085,020)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(70,792,652)**	**(46,215,091)**
Total Increase (Decrease) in Net Assets	**(70,787,147)**	**(46,204,686)**
Net Assets ($):		
Beginning of Period	824,251,305	870,455,991
End of Period	**753,464,158**	**824,251,305**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended November 30,				
Class A Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.006	.006	.010	.026	.035
Distributions:					
Dividends from investment income—net	(.006)	(.006)	(.010)	(.026)	(.035)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.64	.58	1.02	2.59	3.56
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.60	.58	.57	.57	.58
Ratio of net expenses to average net assets	.60	.58	.57	.57	.58
Ratio of net investment income to average net assets	.63	.59	1.02	2.50	3.51
Net Assets, end of period ($ X 1,000)	209,176	239,203	309,159	285,966	271,638

See notes to financial statements.

	Year Ended November 30,				
Class B Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.002	.002	.006	.021	.031
Distributions:					
Dividends from investment income—net	(.002)	(.002)	(.006)	(.021)	(.031)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.25	.20	.59	2.16	3.16
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.05	1.04	1.04	1.04	1.05
Ratio of net expenses to average net assets	.99	.96	1.00	.98	.98
Ratio of net investment income to average net assets	.24	.20	.59	2.12	3.10
Net Assets, end of period ($ X 1,000)	544,079	584,839	561,088	447,614	412,041

See notes to financial statements.

Class X Shares	Year Ended November 30,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.002	.002	.006	.021	.031
Distributions:					
Dividends from investment income−net	(.002)	(.002)	(.006)	(.021)	(.031)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.22	.18	.56	2.10	3.12
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.06	1.06	1.05	1.06	1.12
Ratio of net expenses to average net assets	1.01	.99	1.03	1.03	1.05
Ratio of net investment income to average net assets	.21	.17	.56	2.14	3.19
Net Assets, end of period ($ X 1,000)	210	209	209	208	283

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General Municipal Money Market Fund (the "fund") is a separate diversified series of General Municipal Money Market Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering one series, which is the fund. The fund's investment objective is to maximize current income exempt from federal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 16.5 billion shares of $.001 par value Common Stock. The fund is currently authorized to issue three classes of shares: Class A (15 billion shares authorized), Class B (1 billion shares authorized) and Class X shares (500 million shares authorized). Class A shares, Class B shares and Class X shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class B and Class X shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A, Class B and Class X shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended November 30, 2004, sub-accounting service fees amounted to $283,186 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At November 30, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2004 and November 30, 2003, were all tax exempt income.

At November 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the average value of the fund's net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended November 30, 2004, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Distribution Plan with respect to Class B ("Class B Distribution Plan") adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Class B Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005 of 1% of the average daily net assets of Class B. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing Class B shares at an annual rate not to exceed .20 of 1% of the value of the average daily net assets of Class B. During the period ended November 30, 2004, Class B shares were charged $1,138,780, pursuant to the Class B Distribution Plan.

Under the Distribution Plan with respect to Class X ("Class X Distribution Plan") adopted pursuant to Rule 12b-1 under the Act, Class X shares pay the Distributor for distributing Class X shares at an annual rate of .25 of 1% of the value of the average daily net assets of Class X. During the period ended November 30, 2004, Class X shares were charged $524 pursuant to the Class X Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2004, Class A shares were charged $62,944 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B and Class X ("Shareholder Services Plan") Class B and Class X shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class B and Class X shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B and Class X shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2003 through November 30, 2004, to reduce the expenses of Class B and Class X shares, if the aggregate expenses of Class B shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% and if the aggregate expenses of Class X shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.05% of the value of the average daily net assets of each class, respectively. In addition, the Manager may, at times, limit certain money market fund expenses in an effort to enhance yields of a fund, or a particular class of fund, as applicable, because of low interest rates. The Manager limited fund expenses on the fund (Class B and Class X) to maintain a minimum yield of 10 basis points. Such expense limitations are voluntary, temporary and may be revised or terminated at anytime. During the period ended November 30, 2004, Class B and Class X shares were charged $1,415,932 and $524, respectively, of which $386,175 and $107, respectively, were reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2004, the fund was charged $49,389 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $318,042, Rule 12b-1 distribution plan fees $91,476, shareholder services plan fees $136,651 and transfer agency per account fees $8,311, which are offset against an expense reimbursement currently in effect in the amount of $29,419.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
General Municipal Money Market Funds, Inc.

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of General Municipal Money Market Fund (one of the funds comprising General Municipal Money Market Funds, Inc.) as of November 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of November 30, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of General Municipal Money Market Fund, at November 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 7, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended November 30, 2004 as "exempt-interest dividends" (not generally subject to regular federal income tax).

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

————————————

Clifford L. Alexander, Jr. (71)
Board Member (1982)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

————————————

Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (72)
Board Member (1982)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and
  adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 26

—————————————

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
• A management consultant for various non-profit organizations (May 2004-present)
• Chairman of the Avery-Fischer Artist Program (November 1997-present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

—————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**General Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, New York 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0918AR1104